UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-2

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

LINUX GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	N/A
(Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5, Canada
Phone: 604-278-5996
(Address and telephone number of Registrant’s of principal executive offices)

The Otto Law Group, PLLC
900 Fourth Avenue, Suite 3140, Seattle, Washington 98164
Tel. (206) 262-9545
(Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

1

CALCULATION OF REGISTRATION FEE (1)

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (5)	Proposed maximum aggregate offering price	Amount of registration fee (5)
Common Shares (2)	2,777,777	$0.18	$500,000.00	$58.85
Common Stock (3)	2,777,777	$0.20	$555,555.00	$65.39
Common Shares (4)	208,333	$0.19	$39,583.27	$4.66

(1)	In US dollars
(2)
2,777,777 common shares issued pursuant to a private placement of Units (the “Unit shares”). Each Unit consists of one common share of Linux Gold Corp. and one common share purchase warrant enabling the investor to purchase an additional share at an exercise price of $0.20 per share for two years.

(3)	2,777,777 common shares to be issued upon the exercise of warrants (the “Warrant shares”).
(4)	208,333 common shares issued as a finder’s fee (the “Finder’s Fee shares”).
(5)
Estimated solely for the purpose of determining the amount of registration fee and pursuant to Rules 457(c) and 457(h) of the General Rules and Regulations under the Securities Act of 1993 as of the close of the market on January 21, 2005.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

2

P R O S P E C T U S

5,763,887 COMMON SHARES

LINUX GOLD CORP.

This prospectus relates to the public offer and sale by some of the shareholders of Linux Gold Corp., a British Columbia corporation (“Linux”) of 5,763,887 common shares during a period in the registration statement containing this prospectus is effective. The shares offered by our shareholders may be sold on the Over-the-Counter/Bulletin Board, in negotiated transactions with a broker-dealer or market maker as principal or in privately negotiated transactions not involving a broker or dealer, or by a combination of these methods. The dealers who effect sales under this prospectus may receive compensation from the selling shareholders in the form of discounts or commissions. We will not receive any proceeds from the sale of these shares. The registration of the common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold. Our common shares trade on the OTCBB under the symbol “LNXGF”. On January 21, 2005, the last reported closing price for our common shares as reported on the OTC Bulletin Board was US$0.169 per share.

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of the disclosures in this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE SUCH AN OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

Principal Executive Offices: 1103 – 11871 Horseshoe Way, Richmond, B.C. Canada V7A 5H5

(604) 278-5996
Dated: January 31, 2005

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should carefully read this entire prospectus, including the section entitled "Risk Factors."

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

Unless otherwise indicated, monetary amounts referred to in this prospectus are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.2211 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on January 21, 2005.

LINUX GOLD CORP.

Since our inception and during the three fiscal years ending in February 2004, we had been involved in oil and gas exploration/production, development of Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses and, more recently, returned our focus to mineral property development. We have investigated several mineral properties in Canada, the United States and more recently in Chile.

Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek in Alaska, which is optioned to Teryl Resources Corp., and an option on BLN Gold Property, Hebei Province, China.

Our head office is located at #1103 -11871 Horseshoe Way, Richmond, B.C., V7A 5H5. Our phone number is 604-278-5996.

OFFERING

This prospectus relates to the public offer and sale by some of our common shareholders of 5,763,887 shares. The foregoing offering is to be sold during the period in which the registration statement containing this prospectus is effective. The shares offered by our shareholders are to be sold on the Over-the-Counter/Bulletin Board, in negotiated transactions with a broker-dealer or market maker as principal or agent, in privately negotiated transactions not involving a broker or dealer, or by a combination of these methods. Broker dealers who effect sales under this prospectus may receive compensation from the selling shareholders in the form of discounts or commissions. We will not receive any proceeds from the sale of these shares. The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold.

RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

RISK FACTORS RELATED TO OUR BUSINESS

Our Limited and Changing Operating History. We initially focused the business of the Company on natural resource development. We changed direction becoming involved in the information technology industry to take advantage of the booming technology sector and the declining precious metals markets. We were not successful in that industry segment. We have returned our focus on mining and exploration.

Financing Risks. There is no assurance that we will be able to secure the financing necessary to explore, develop and produce our mineral properties.

We do not presently have sufficient financial resources or operating cash-flow to undertake solely all of our planned exploration and development programs. The development of our properties may therefore depend on obtaining a joint venture partners, and on our ability to obtain additional required financing. There is no assurance we will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties as disclosed herein. In addition, we have no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in our audited consolidated financial statements for the year ended February 29, 2004 we have incurred significant operating losses and have an accumulated deficit of $7,550,986 at February 29, 2004, and $8,131,856 at November 30, 2004. Furthermore, we had working capital deficit of $135,924 as at February 29, 2004, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 29, 2004 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Significant Losses for the Foreseeable Future. We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

Volatility of The Over-the-Counter Bulletin Board (“OTC BB”) may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future may continue to adversely affect the market price of the Common Stock.

We do not expect to pay cash dividends. We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Potential lack of attractive investment targets. Continued volatility of stock prices on the OTC BB may have a material adverse effect on our ability to raise capital on the OTC BB or by private investment, and the price of our common stock could fluctuate substantially.

Other Factors. Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Conflict of Interest. Some of our current officers and directors have other unrelated full-time positions or part-time employment. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote its time to other companies or projects which may compete directly or indirectly with us.

A limited number of shareholders will collectively continue to own a majority of our common shares. A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Immediately after this offering, our principal shareholders, including entities affiliated with members of our management team, will own more than 13.6% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

U.S. Investors May Not Be Able To Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers. We are organized under the laws of Canada. All of our directors, controlling persons and officers, as well as some of the experts named in this prospectus, are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

-	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

-
the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

-	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

-
a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

-	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

-	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

-	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Changes to Economic Policies in China. We are currently exploring our property in China. We could be adversely affected if China changes its economic policies. As part of its economic reform, China has designated certain areas as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

Exploration and Development Risks. There is no assurance given by the Company that our exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Registrant’s properties have defined ore bodies with reserves and resources, and the proposed exploration programs are an exploratory search for ore. There is no assurance that our mineral exploration and development activities will result in any discoveries of bodies of commercial ore. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. We have relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, we may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Estimates of Mineral Deposits. There is no assurance that any estimates of mineral deposits herein will not change. Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.

Mineral Prices. There is no assurance that mineral prices will not change. The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.

Title Opinions. The existence of title opinions should not be construed to suggest that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if the Fish Creek Claims has been staked or assessment work carried out.

Regulatory Approvals. Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations. Mining, exploration and exploitation permits are required. While we believe that all requirements in this regard have been met, failure to comply with regulatory requirements could result in permits being withdrawn or suspended. Further, changes in these regulations or in their application may adversely affect our operations.

Environmental Issues. We must comply with environmental laws and regulations. There can be no assurance that violations will not occur. In the event of a future violation of environmental laws we could be held liable for damages and for the costs of remedial actions. Environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with a violation.

Third Party Reliance. Our rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, we may have no direct contractual relationship with the underlying property holder.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the OTC Bulletin Board and that market is extremely volatile. There is only a limited public market for our common shares on the OTC Bulletin Board, and there is a risk that that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments.

Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less Than $5.00. Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends. We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights. We are authorized under our Articles of Incorporation to issue 200,000,000 common shares. Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate. Your proportionate ownership and voting rights as a common shareholder could be adversely affected by the issuance of additional common shares, including a substantial dilution in your net tangible book value per share.

FORWARD-LOOKING STATEMENTS

Statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus about our future results, levels of activity, performance, goals or achievements or other future events may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this prospectus, other than as required by law. You should not place undue reliance on forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

Not Applicable.

INFORMATION ABOUT THE OFFERING

OFFER STATISTICS AND EXPECTED TIMETABLE

Offer Statistics

We are registering 5,763,887 common shares on behalf of the selling shareholders. The shares offered by this prospectus are being offered by the selling shareholders on a continuous or delayed basis until sold. The selling shareholders will offer the shares at the prevailing market price at the time of sale by each selling shareholder and therefore no specific price has been set for this offering.

Expected Timetable

The time period during which this offering will be open is until all of the shares are sold. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

As the selling shareholders have already paid for the Unit shares offered hereunder, as well as the finder’s fee shares, we will not receive any proceeds from the sale of the Unit shares representing 2,777,777 and the finder’s shares representing 208,333 common shares. However, we will receive proceeds from the exercise of up to 2,777,777 warrants for up to $555,555.

CAPITALIZATION AND INDEBTEDNESS

Following is a statement of our capitalization and indebtedness as of November 30, 2004.

	February 28, 2004	November 30, 2004
Liabilities	$408,534	$458,234
Shareholders’ deficiency (1) (2)	$(129,924)	$(318,632)
Common shares	60,283,413	61,627,913
Total liabilities and shareholders’ deficiency	$278,610	$139,602

(1)	Linux is authorized to issue 200,000,000 common shares without par value.

(2)
The increase in common shares outstanding at November 30, 2004 is due to: (a) the issue of an aggregate of 125,000 common shares pursuant to mineral property option agreements; and 1,219,500 as part of a private placement at $0.15 per Unit; the gross proceeds were $182,925. See “Share Capital” under “Additional Information” for more detail.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

THE OFFER AND LISTING

Offer and Listing Details

The shares offered hereunder by the selling shareholders consist of 5,763,887 common shares of Linux Gold Corp. We expect that the selling shareholders will sell the shares at various times during the period in which this prospectus is part of an effective registration statement. We expect that the sales will take place on the Over-the-Counter/Bulletin Board and that the selling price will be determined by the then-current market price for Linux Gold Corp.'s stock.

None of our shareholders hold any pre-emptive purchase rights. Therefore, we have no control or input over how the shares will be offered or sold.

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2004	$ 0.455	$ 0.04	$ 0.30
2003	$ 0.094	$ 0.011	$ 0.07
2002	$ 0.14	$ 0.01	$ 0.013
2001	$ 4.375	$ 0.09375	$ 0.09375
2000	$ 3.625	$ 0.08	$ 2.875

The following table shows the quarterly high and low closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2005
Q3 11/30/04	0.20	0.12	0.185	6,986,354
Q2 8/31/04	0.24	0.12	0.19	10,631,057
Q1 5/31/04*	$0.35	$0.20	$0.21	12,924,713
2004 Q1 5/31/03*	$0.08	$0.04	$0.05	5,055,400
Q2 8/31/03*	$0.10	$0.04	$0.077	9,792,900
Q3 11/30/03*	$0.28	$0.053	$0.265	26,849,789
Q4 2/29/04*	$0.45	$0.20	$0.30	32,438,989
2003
Q1 5/31/02*	$0.09	$0.012	$0.038	15,517,700

_______
*Prices in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2004, December	$0.295	$0.16
2004, November	$0.20	$0.13
2004, October	$0.20	$0.14
2004, September	$0.20	$0.12
2004, August	$0.22	$0.15
2004, July	$0.24	$0.12

_______
* All prices are in U.S. dollars.

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The Unit shares of common stock, with no par value, being registered under this registration statement are in the form of registered shares. We issued the Unit shares and the Finder’s Fee shares on December 22, 2004, and are held by the selling shareholders. The offering price for the shares is described above under "Offer and Listing Details".

Upon this registration statement being declared effective by the U.S. Securities and Exchange Commission, the shares offered hereunder will be freely-tradable without restriction.

Plan of Distribution

There are no entities underwriting or guaranteeing the offering of the securities described in this registration statement. We are not aware that any of our major shareholders, directors, or members of our management, supervisory or administrative bodies intend to subscribe in the offering or whether any person intends to subscribe to more than 5% of the offering. We are not aware of the reservation for allocation to any group of targeted investors, including, for example, offerings to our existing shareholders directors, or employees and past employees or our subsidiaries.

The amount of shares offered hereunder cannot be increased. As described above, under "Offer and Listing Details", it is anticipated that sales of the shares offered hereunder will be conducted primarily in market transactions by the selling shareholders. To that extent, each selling shareholder would most likely engage the services of a broker or dealer at his or her discretion to offer and sell the shares owned by such selling shareholder.

Markets

Linux's common shares are quoted on the OTC/Bulletin Board quotation system under the trading symbol "LNXGF".

Selling Shareholders

Following is a list of selling shareholders whose shares are being registered and offered by this registration statement, which list includes each selling shareholder's name, with the nature of any position, office or other material relationship with our company or any of our predecessors or affiliates during the past 3 years, the amount of securities owned by each selling shareholder prior to the offering, the amount to be offered for the selling shareholder account and the amount and percentage of the class to be owned both before and after the offering is complete, if more than 1%.

		Position or		% of Class	# of Shares	# of Shares
		Relationship to	# of Shares	Owned	Offered by	Owned	% of Class
		Linux (Last 3	Owned Prior	Prior to	Selling	After	Owned After
Shareholder Name	Address	years)	to Offering	Offering (1)	Shareholders	Offering	Offering (1)

900-1199 West Pender Street
R. Christopher Charlwood	Vancouver, BC V7A 5H5	n/a	680,000	1.05%	5,555,554	680,000	1.05%

Wazmakay Elizabeth	900-1199 West Pender Street
Charlwood	Vancouver, BC V7A 5H5	n/a	150,000	*	208,333	150,000	*

* Less than 1%
(1) Calculated based on 64,701,523 common shares issued and outstanding as of January 21, 2005.

On December 22, 2004, we offered 2,777,777 Units at $0.18 per Unit for total gross proceeds of $500,000. Each Unit consists of one common share and one common share purchase warrant, giving rise to 2,777,777 common shares. The sale of theses Units was exempt from registration due to the exemptions found in Regulation S ("Reg. S") promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The balance of 2,777,777 shares are registered pursuant to the future exercise of warrants at $0.20. The remaining 208,333 shares listed above were issued as a finder’s fee, representing 7.5% commission to one non-U.S. resident individual in connection with the offering.

The 5,763,887 shares were issued in offshore transactions since the offerees were not in the United States at the time of the purchase. There were no directed selling efforts of any kind made in the United States. All documents used in connection with the offers and sales of the securities offshore included statements to the effect that the securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Act or an exemption therefrom is available and that no hedging transactions involving those securities may not be conducted unless in compliance with the Act. Each offshore subscriber certified that he or it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom and we are required to refuse to register any transfer that does not comply with such requirements.

Dilution.
Since the shares offered hereby are already issued and outstanding, no dilution to existing shareholders will result from this offering.

Expenses of the Issue

We will pay all of the expenses incurred in connection with this registration statement. Such expenses are expected to be $5,000 for legal fees, $1,000 for accountants' fees and $128.90 for registration fees. No expenses were incurred in connection with this registration statement for transfer agents' fees, printing and engraving costs, engineering fees, any taxes or any insurance for directors or officers for liabilities in connection with the registration offer or sale of the securities included herein. No costs or expenses were incurred in connection with this offering for any other expenses such as printing and engraving or engineering. Any fees to be incurred by the selling shareholders in connection with the sale of their shares shall be borne by them.

ADDITIONAL INFORMATION

Share Capital

At November 30, 2004, the date of our most recent balance sheet, Linux Gold Corp. had 61,627,913 common shares issued, outstanding and fully paid for. The common shares have no par value.

As of February 28, 2004, Linux had a total of 60,283,413 shares issued and outstanding. Since that time Linux has issued the following shares:

-
On December 29, 2004, we completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a two year period. 208,333 shares were issued as a finder’s fee.

-
On November 18, 2004, we completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of US$182,925. Each unit consisted of one common share and one-half warrant. Two half warrants entitles the holder to purchase one at a price of US$0.20 in the first year and US$0.25 in the second year.

-	During the period ended August 31, 2004, we issued 25,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

-
During the period ended May 31, 2004, we issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares for finder’s fees pursuant to the mineral property option agreement referred to in Note 3(d).

-
On December 9, 2003 we completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one half warrant. Two half warrants entitles the holder to purchase one additional common share at a price of US$0.30 per share for a one-year period.

There are no shares issued that do not represent capital of Linux Gold Corp.

No common shares of Linux Gold Corp. are held by the Company or any of our subsidiaries.

We have a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. As of the date of this registration statement, we had 3,600,000 shares authorized for issuance under outstanding stock options. Such options have the following exercise prices and expiration periods.

# of Stock Options	Exercise Price	Expiry Date
1,000,000	US $0.05	April 1, 2006
1,275,000	US $0.10	February 21, 2008
512,500	US $0.10	February 25, 2008
100,000	US $0.10	September 17, 2008
187,500	US $0.10	October 20, 2008
75,000	US $0.30	April 22, 2009
150,000	US $0.30	June 9, 2006
300,000	US $0.18	September 17, 2007
Total: 3,600,000

The following is a history of our share capital for the last three years:

1.
During fiscal 2002, the following convertible debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042. US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083.

2.
During fiscal 2002 the following convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035US. $250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share.

3.
During fiscal 2002, the following convertible debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share. US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants.

4.	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the above Convertible Debentures.

5.	During Fiscal 2002, 950,404 common shares were issued pursuant to a financial consulting services agreement.

6.
On November 12, 2002 the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

7.
On November 28, 2002 the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor’s cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

8.
Pursuant to cash received and a director’s resolution dated February 20, 2003 the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consists of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year.

9.
On December 9, 2003 the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one half warrant. Two half warrants entitles the holder to purchase one additional common share at a price of US$0.30 per share for a one-year period.

10.
During the period ended May 31, 2004, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares for finder’s fees pursuant to the mineral property option agreement referred to in Note 3(d).

11.	During the period ended August 31, 2004, the Company issued 25,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

12.
On November 18, 2004, the Company completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of US$182,925. Each unit consisted of one common share and one-half warrant. Two half warrants entitles the holder to purchase one at a price of US$0.20 in the first year and US$0.25 in the second year.

13.
On December 29, 2004, the Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a two year period. 208,333 shares were issued as a finder’s fee.

The 5,763,887 shares listed in this registration statement and offered for sale by the selling shareholders were authorized for issuance by our Board of Directors in December 2004, in connection with our private placement of 2,777,777 Units.

Memorandum and articles of association.

1.
We were incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of our Memorandum and Articles and were extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003.

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”) , which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 11, 2004.

Concurrent with the completion of the Transition, we were required in accordance with the BCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into our Notice of Articles, which replaced the existing Memorandum . The Company is a “pre-existing company” under the BCA (that is, a company in existence at the time the BCA came into force). The Pre-Existing Company Provisions provide our company with certain default provisions in case certain provisions which are required to be included in the Articles under the BCA are not included in our Articles.

We filed our Notice of Articles with the Registrar of Companies which contains basic information relating to the Company, including our name, the particulars of the directors and the authorized capital. This was a mandatory requirement for transition to the BCA.

On August 16, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution that the Notice of Articles, once filed, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia); and delete and replace our Articles in their entirety and no longer apply to Linux Gold Corp.

The New Articles, among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions.

Our Incorporation Number is BC0187279. Our Articles do not restrict the nature of the business that may be carried on by the Company.

2.	With respect to the Directors,

(a)
the directors may fix the quorum for meetings of directors or of a committee of directors, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting.

Where a director has a disclosable or material interest in a contract or transaction, he is not entitled to vote on any directors' resolution to approve that contract or transaction. However, he may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. Such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and refrain from voting on the matter in which the director has conflict of interest;

(b)
there is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent or of an affiliate. However, business cannot be transacted without a quorum;

(c)
the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of Linux Gold (both present and future) and, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. The Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person;

	(d)	there is no provision in our Articles relating to the retirement or non-retirement of directors under an age limit requirement; and

	(e)	there is no requirement for our directors to hold shares of Linux Gold Corp.

3.	The Company is authorized to issue up to 200,000,000 common shares which have attached to the following rights, privileges, restrictions and conditions:

(a)
subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate. Our directors need not give notice to any shareholder of any dividend declaration. Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

(b)
each Common Share holder is entitled to receive notice of, to attend and to vote at all our shareholder meetings. Our directors cease to hold office immediately before the election or appointment of directors at each annual general meeting of shareholders, but are eligible for re- election or reappointment.

	(c)	there are no rights specified for or against a share in our profits.

	(d)	our common shareholders are entitled to share equally in our remaining property upon our liquidation, dissolution or winding-up.

(e)
there are no provisions as to redemption, sinking funds, liability to further capital calls, and discrimination against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4.
Under the BCA, any substantive change to our Articles (including, but not limited to, change of any maximum number of shares we are authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of our shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to our capital structure, including a proposed amalgamation or continuance out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by our shareholders voting in person or by proxy at a shareholders' meeting called for that purpose.

5.
Our Articles provide that our Board of Directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting. Our Articles provide that the Board of Directors may at any time call a special meeting of shareholders. Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders. The only persons entitled to be present at a meeting of shareholders are:

(a) the Shareholders entitled to vote at the meeting;

(b) the Directors;

(c) the Company’s auditor; and

(d) any others who, although not entitled to vote, are entitled or required under any provision of the BCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

6.	There are no restrictions in our Articles as to the number of shares that may be held by non-residents.

7.
There are no specific provisions our Articles that have the effect of delaying, deferring or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

8.	There are no specific provisions in our Articles regarding public disclosure of individual shareholdings.

9.	Not applicable.

10.	Not applicable.

Material Contracts

During the past two years we entered into the following material contracts.

Gisbex Listing Agreement

In July, 2003 we applied for a listing on the GISBeX and announced in August 2003 the commencement of trading. The Company terminated the listing in 2004.

Property Option Agreement – Peter Tse

Ginyen Recovery Inc. (“Ginyen”) has an agreement to option the Bo Luonuo (the “BLN Project”) District of Hebei Province in China for exploration. Peter Tse owns 100% of Ginyen. Tse granted Linux the sole, exclusive and irrevocable option to purchase up to 100% of the rights, title and interest in and to 100% of all the outstanding shares of Ginyen, subject to the grant of a 5% Net Profits royalty in the BLN Project.

Linux has an option as to 25% of the Optioned Shares by paying to Tse, $10,000 and issuing 50,000 Linux Shares to Tse and causing to be carried out the Phase I mining exploration and/or development work in respect of the BLN and expending in connection therewith the total sum of $160,000.

Linux may exercise the option as to a further 35% of the Optioned Shares following the completion of the Phase I Program by (i) paying the additional sum of $15,000 and issuing a further 50,000 Linux Shares to Tse; and (ii) causing to be carried out the Phase II mining exploration and/or development work in respect of the BLN Project or such other secondary work program as shall be recommended by a qualified engineer or geologist acceptable to the parties hereto (the "Phase II Program") and expending in connection therewith the total sum of $130,000.

Provided that Linux has previously exercised the 35% Option we may exercise the option as to a further 25% of the Optioned Shares following the completion of the Phase II Program by (i) paying the additional sum of $15,000 and issuing a further 50,000 Linux Shares to Tse; and (ii) causing to be carried out the Phase III mining exploration and/or development work in respect of the BLN Project or such other continuing work program as shall be recommended by a qualified engineer or geologist acceptable to the parties hereto (the "Phase III Program") and expending in connection therewith the total sum of $210,000. Provided that Linux has previously exercised the above mentioned options, we may exercise the Option as to the final 5% of the Optioned Shares, following the completion of the Phase III Program by (i) issuing a further 50,000 Linux Shares to Tse; and (ii) entering into a Royalty Agreement which grants to Tse a Net Profits Royalty in the BLN Project.

If and when the option is exercised in full, 100% of all right, title and interest in and to the Optioned Shares shall vest in Linux free and clear of all charges, encumbrances and claims.

During the fiscal year, we issued Mr. Tse $10,000 and 50,000 shares pursuant to the agreement.

Edward Skoda Purchase Agreement – ORO Mineral Claims

On April 9, 2003 Mr. Skoda sold his rights, title and interest in and to the ORO Mineral Claims situated in the Lillooet Mining Division, B.C., subject to a 2% net smelter return interest.

As consideration for this transaction Linux paid Mr. Skoda CDN$10,000 and issued 75,000 shares for completion of Phases I and II and has issued a further 25,000 shares upon completion of Phase III, but in any event, no later than June 30, 2004.

Edward Skoda Purchase Agreement – TY Gold Property

On May 1, 2003 Mr. Skoda sold his rights, title and interest in and to the TY Gold, TY Gold 2 & 3 Mineral Claims situated in the Lillooet Mining Division, B.C., subject to a 2% net smelter return interest.

As consideration for this transaction Linux paid Mr. Skoda CDN$10,000 and issued 100,000 shares upon signing the agreement. Linux agreed to pay Mr. Skoda CDN$10,000 for completion of Phase I, which has been paid); CDN$10,000 upon completion of Phase II and will issue a further 50,000 shares upon completion of Phase III, but in any event, no later than December 1, 2005.

Mr. Skoda also executed a Bill of Sale upon payment by Linux of CDN$5,000

Fish Creek Joint Venture Agreement

On March 5, 2002 we announced that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska based on the following terms and conditions. Teryl Resources Corp. will issue 200,000 treasury shares of its common shares, which shares were issued on December 16, 2002, and will give to Linux Gold Corp. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. Linux Gold Corp. may back in for a 25% working interest after the US$500,000 is expended by Teryl Resources Corp. in lieu of the 5% royalty interest.

Exchange Controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax. See Item 10.E, "Taxation".

There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote our shares. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non- Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

Taxation.

Withholding

Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2 of the Canada-United States tax treaty, dividends paid to a resident of the United States are only subject to a 15 percent withholding tax. Further, if the United states resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to Article XI[2 of the Canada-United States tax treaty.

Capital Gains

A nonresident purchaser who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

Holders of our common shares should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from holding our common shares.

Dividends And Paying Agents

Not applicable.

Statement By Experts.

Not applicable.

Documents On Display.

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 4, 1999, which became effective August 3, 1999. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or documents.

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

Subsidiary Information.

We hold a 100% interest in LinuxWizardry, Inc., a private Florida corporation which is currently inactive.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not Applicable.

Warrants and Rights

Not Applicable.

Other Securities

Not Applicable.

American Depositary Shares

Not Applicable.

Item 5.        Material Changes

There are no known material changes which have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest filing on Form 20-F, other than those which have been filed on Form 6-K and which are incorporated by reference herein.

Item 6.        Information with respect to the Registrant

This prospectus contains all material information related to Linux Gold Corp. and the offering of securities being made hereunder. However, additional information may be set forth in the registration statement and the exhibits and schedules filed with the Securities and Exchange Commission therewith. You should refer to that registration statement and those exhibits and schedules for further information regarding our company and our common shares to be offered and sold under this prospectus.

You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information.

We are also a reporting company under the Exchange Act and, as such, are obligated to file annual reports on Form 20-F, quarterly reports, and other reports on form 6-K. While we mail our annual proxy materials and annual reports on Form 20-F to our shareholders prior to our annual meeting of shareholders, we do not mail any other periodic reports and other information to our shareholders other than in response to specific requests for these materials, and as required by the applicable requirements of the Canadian securities administrators to which we report.

You may review and print-out the registration statement containing this prospectus as well as any other reports, proxy and information statements we may file with the SEC through its website at http://www.sec.gov. and on SEDAR at www.sedar.com. You may also inspect and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 To obtain information about this reference room you should call the SEC at 1-800-SEC-0330.

YOU MAY ALSO REQUEST A COPY OF ANY DOCUMENT WE FILE WITH THE SEC, AT NO COST, BY EITHER WRITING US AT OUR PRINCIPAL EXECUTIVE OFFICES LOCATED AT 1103-11871 HORSESHOE WAY, RICHMOND, B.C. CANADA V7A 5H5, TELEPHONING US AT (604) 278-5996, OR E-MAILING YOUR REQUEST TO info@linuxgoldcorp.com.

Item 7.        Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

Item 8.        Indemnification of Directors and Officers

Our Articles provide, among other things, that, subject to the Business Corporations Act (British Columbia) (“BCA”) we are permitted to indemnify a past or present director or officer of our company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of Linux. However, under the BCA, we will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the Company;
(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
(c)	the proceeding is brought against the party by Linux Gold Corp. or an associated corporation.

We may indemnify directors, officers, employees and agents, subject to the limits imposed under the BCA.

Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor are we aware of any threatened litigation that may result in claims for indemnification. We have not purchased a liability insurance policy covering our directors and officers.

Item 9.        Exhibits

EXHIBITS

Number	Description

5.1	Opinion re legality – Richards, Buell, Sutton	(7)
10.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
10.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
10.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
10.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
10.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
10.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
10.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
10.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
10.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
10.10	Property Option Agreement – Peter Tse	(6)
23.1	Consent of Richards, Buell, Sutton, included with Exhibit 5	(7)
23.2	Consent of Independent Auditors - Manning Elliott	(7)

(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2004.
(7)	filed herein.

Item 10.       Undertakings

We hereby undertake to:

1.	File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

	(i)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table on the face page of the effective registration statement; or

	(iii)	Include any additional or changed material information on the plan of distribution.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.
File a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

5.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6.
Linux hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is given: Linux's latest filing on Form 20-F, and Linux’s most current quarterly report.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that reasonable grounds to believe that it meets all of the requirements for filing Form F-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Province of British Columbia, Canada, on January 28, 2005.

LINUX GOLD CORP.,
a British Columbia corporation

January 31, 2005	By: /s/ John Robertson
John Robertson
Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/Jennifer Lorette	Director	January 31, 2005
Jennifer Lorette

By:	/s/Susanne Robertson	Director	January 31, 2005
Susanne Robertson

By:	/s/ Monique van Oord	Director	January 31, 2005
Monique van Oord